SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                Attorneys At Law


                                                                    May 31, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:    Pamela A. Long, Assistant Director
              Edward M. Kelly, Senior Counsel
              Christopher B. Edwards, Special Counsel

Re:      Luna Technologies International, Inc.
         Registration Statement on Form SB-2
         Filed February 2, 2006
         File No. 333-131474

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated May 16, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Luna Technologies International, Inc. (the "Company"). On behalf of the Company, we respond as follows:

Explanatory Note, page 3

1. Update the disclosure to reflect completion of our review of the preliminary information statement. As appropriate, continue to update the disclosure to reflect the status of the amendment to the certificate of incorporation.

         RESPONSE:
         THE COMPANY HAS FILED THE AMENDMENT TO ITS CERTIFICATE OF INCORPORATION WITH THE STATE OF DELAWARE ON MAY 31, 2006; ACCORDINGLY WE HAVE DELETED THE EXPLANATORY NOTE.

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Risk Factors, page 6

2. Some risk factors' captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the second, fourth, fifth, and sixteenth risk factors, State succinctly the risk that flows from the fact or uncertainty.

         RESPONSE:
         WE HAVE REVISED TO STATE SUCCINCTLY THE RISK THAT FLOWS FROM THE FACT OR UNCERTAINTY IN EACH RISK FACTOR.

3. Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

         o The first risk factor states that Luna will require additional capital commitments during 2006 to sustain its operations. Specify the known or estimated amount of additional capital commitments that Luna will require during 2006 to sustain its operations.

         o The second risk factor states that Luna may incur significant expenditures for research and development of new products or improvement to existing products. Quantify the known or estimated amount of expenditures that Luna expects to incur for research and development of new products or improvement to existing products during the next 12 months.

         o The third risk factor states that Luna will need additional financing to develop its products and services and to meet its capital requirements. Specify the known or estimated amount of additional financing that Luna will need to develop its products and services and to meet its capital requirements.

         o The fourth risk factor states that Luna is at risk for foreign currency exchange fluctuations because its operations are located in Canada. Quantify exchange losses, if any, during the periods presented in the financial statements.

         RESPONSE:

         WE HAVE REVISED TO INCLUDE IN EACH RISK FACTOR'S DISCUSSION INFORMATION NECESSARY TO ASSESS THE RISK.

4. Avoid generic conclusions in the risk factors' headings and discussions such as Luna's results of operations, business, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the second, third, and sixth risk factors. Rather, explain specifically what the risk's consequences or effects are for Luna and its security holders.

         RESPONSE:

         WE HAVE REVISED THE RISK FACTORS IN ACCORDANCE WITH YOUR COMMENTS.

5. Some risk factors include language like "We cannot give any assurance," "There can be no assurance," "There can be no guarantee," "there can be no assurance," "there is however no guarantee," and "there can be no assurances." For example, refer to the first, second, third, fifth, sixth, seventh, and eighth risk factors. Since the risk is the situation described and not Luna's inability to assure or guarantee, please revise.

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

         RESPONSE:

         WE HAVE REVISED THE RISK FACTORS IN ACCORDANCE WITH YOUR COMMENTS.
6. Disclosure in the financial statements' note 8 states that one customer accounted for approximately 67% of Luna's sales during the fiscal year ended December 31, 2005. Disclosure in the business section states that it is Luna's opinion that this customer's loss would not have a material adverse effect. Absent additional disclosure, it is unclear whether Luna has a reasonable basis for its opinion. Please revise the disclosure in the business section, and, if appropriate, provide risk factor disclosure on concentration of customers.

         RESPONSE:

         WE HAVE REVISED TO DISCLOSE THAT THE COMPANY BELIEVES THE LOSS OF ITS MAJOR CUSTOMERS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY. IN ADDITION, WE HAVE ADDED A RISK FACTOR WHICH DISCUSSES THE RISKS TO THE COMPANY IN THE EVENT IT LOSES ITS MAJOR CUSTOMERS.

7. Disclosure indicates that Luna's directors and officers reside outside of the United States. Include risk factor disclosure of the difficulty that may arise in attempting to effect service of process on them in Canada or in enforcing a judgment against Luna' s assets located outside of the United States.

         RESPONSE:

         WE HAVE REVISED TO INCLUDE A RISK FACTOR TO DISCLOSE THAT BECAUSE OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF THE UNITED STATES, IT MAY BE DIFFICULT FOR INVESTORS TO EFFECT SERVICE OF PROCESS OR ENFORCE WITHIN THE UNITED STATES, ANY JUDGMENTS OBTAINED AGAINST OUR OFFICERS OR DIRECTORS.


Exhibits

8. Include an updated legality opinion that refers to this registration statement.

         RESPONSE:

         WE HAVE INCLUDED AN UPDATED OPINION.


         If you have any questions, please contact the undersigned.



                                                     Very truly yours,

                                                     /s/ Marcelle S. Balcombe

                                                     Marcelle S. Balcombe




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